Exhibit 99.2

Santiago, December 29, 2009

Mr.
Guillermo Larraín Ríos
Superintendent
Superintendence of Securities and Insurance
Present

Re: Notification - Material Fact

To whom it may concern:

In accordance with that provided in Article 9 and the second section of Article 10 of the Securities Exchange Law No. 18.045, and that provided in General Rule No. 30 of the Superintendence of Securities and Insurance, I am duly authorized to hereby notify you that the Board of Directors of Lan Airlines S.A. (“LAN”) has decided that the following transactions shall be deemed customary and therefore, may be carried out with related parties without the procedures and requirements established in numbers 1) through 7) of Article 147 of the Ley de Sociedades Anónimas No. 18.046, which became effective on January 1, 2010.  In accordance with the general policies on customary transactions established by the Board of Directors of LAN, the following operations and agreements constitute the ordinary course of business of LAN or are directly related thereto:

1.         Cargo, merchandise and passenger transport service agreements;

2.         Aircraft operation agreements related to the provision of air transport services, whether it be of passengers or merchandise, cargo in general, of any type or form including, but not limited to, the provision of crews, leasing, subleasing, freighting, exchange, charters, interchange and wet lease;

3.         Cargo and “bellies” lease agreements;

4.         Maintenance and upkeep agreements, agreements for the sale, lease and provision of motors, aircraft parts and motor replacements and parts, handling agreements, fuel supply agreements, ground maintenance service and airport agreements of all kinds or nature;

5.         Affiliation agreements, code sharing agreements and alliances, of any form or category, interlineal and prorating agreements, mileage programs, client loyalty programs and agreements related to the issuance and marketing of tickets under individual codes;

6.         Sale, marketing and distribution agreements related to passenger, cargo or merchandise transport services;

7.         Real estate leasing agreements and leasing agreements related to all types of movable property, such as equipment, vehicles, forklifts and machinery in general, and those relating to the construction, maintenance, repair and remodeling thereof;

8.         Advertising and marketing services agreements, brand and domain licenses, in-flight provisions and ground service agreements, such as hotel management, rent-a-cars and tourism operators in general;

9.         Agreements related to information services, infrastructure, maintenance and data archiving, software, hardware, and services related to information technology in general;

10.         Intercompany financial transactions within the LAN group, such as provision of funds through commercial checking accounts, direct financing, personal and in rem guarantees of every type and nature, assignment of loans, debt or obligations and forward and derivative contracts related to the ordinary course of business of LAN and its subsidiaries, such as fuel, currencies and interest rates derivatives; and

11.         Agreements covering transactions related to management, administration and commercial, financial and managerial planning and supporting or back-office services, including accounting services, human resources, tax planning, treasury and banks, insurance contracts, security services, comptrolling, income management, purchasing and suppliers, legal and regulatory compliance and internal auditing.

Sincerely,

/s/ Cristián Toro Cañas
Cristián Toro Cañas
Legal Vicepresident
LAN AIRLINES S.A.